Exhibit N

                                                                 LEHMAN BROTHERS
=================================================================EQUITY RESEARCH

June 23, 2003
                                                                   United States
                                                                      Industrial
                                                            Electrical Equipment
                                                               Robert T. Cornell
                                                                  1.212.526.2498
                                                             rcornell@lehman.com

GENERAL ELECTRIC (GE - $30.01) 2-EQUAL WEIGHT
Company Update
What We Learned At GE`s Analyst Meeting
--------------------------------------------------------------------------------
INVESTMENT CONCLUSION
*  Look For Modest EPS Growth in 2004
SUMMARY
*  GE reiterated $1.55-$1.70 EPS guidance for 2003, but indicated it will narrow the range at the 2Q earnings call on July 11.  When they do, we look for the top end of the range to come down to $1.65, with the low end maintained at $1.55.  We`re sticking to our $1.55 estimate.
* At the meeting, GE highlighted three of its new growth platforms: Water Technology, Security & Sensors, and Healthcare IT. GE estimates these new markets are growing at 3x GDP. We calculate a business development program in 2004 could dilute EPS by approximately $0.03+.
*  We were impressed with the potential of these new growth platforms, and think investors might well continue to appreciate GE`s efforts to evolve towards a premium growth technology and services company.
*  We maintain our 2-Equal weight rating and $35 price target.
--------------------------------------------------------------------------------


EPS        (FY Dec)
-----------------------------------------------------------------------------
       2002            2003                    2004              % Change
      Actual   Old     New   St. Est   Old     New   St. Est   2003    2004
 1Q    0.35   0.32A   0.32A   0.32A     NA      NA    0.38E    (9)      NA
 2Q    0.44   0.38E   0.38E   0.38E     NA      NA    0.44E    (14)     NA
 3Q    0.41   0.39E   0.39E   0.43E     NA      NA    0.45E    (5)      NA
 4Q    0.31   0.46E   0.46E   0.49E     NA      NA    0.53E     48      NA
-----------------------------------------------------------------------------
Year   1.51   1.55E   1.55E   1.61E   1.70E   1.70E   1.76E     3       10
-----------------------------------------------------------------------------
 P/E                   19.4                    17.7


MARKET DATA                             FINANCIAL SUMMARY
--------------------------------------  -------------------------------------
Market Cap                   298029.3M   Revenue FY03                    134B
Shares Outstanding (Mil)        9931.0   Five-Year EPS CAGR             14.00
Float                             9890   Return on Equity                 20%
Dividend Yield                   2.53%   Current BVPS                    6.38
Convertible                         No   Debt To Capital                  81%
52 wk Range              32.98 - 21.30
--------------------------------------  -------------------------------------
Stock Rating:              Target:
----------------------------------------
New: 2-Equal weight        New: 35.00
Old: 2-Equal weight        Old: 35.00

Sector View:1-Positive

--------------------------------------------------------------------------------
STOCK OVERVIEW
[Graphic omitted showing volume and stock price from June 2002 to June 2003]
--------------------------------------------------------------------------------

INVESTMENT COMMENT:  GE`s stock has had a nice run this year.  Our question
is: where do we go from here?   GE historically outperforms the market in
anticipation of a recovery. That has been true so far this year and may well prove true for a while further. Characteristically, though, once the recovery actually gets going, investors search for companies with better than market growth and the potential for upside surprises. Our current FY04 EPS growth estimate for GE of around 10% is in fact the lowest in the group. Moreover, right now GE is in a period of transition evolving towards a technology and services company. That could very well result in a company capable of sustained double-digit growth through an economic cycle ... as management has noted ... and such prospects could attract a premium P/E. However, GE`s strategic moves in this transition could result in diminished EPS growth as the company exits legacy businesses and builds new technology and services growth platforms. At a meeting Friday (6/20/03) GE gave an update and some insight into how some of its newest business platforms are doing. So far the market has given GE`s plan a vote of confidence. We maintain our 2-Equal weight rating and $35 price target which represents a 20 P/E on our FY04 estimate of $1.70.

SOME OF OUR THOUGHTS ON THE MEETING
-----------------------------------
GUIDANCE STAYS AT $1.55-1.70 ... FOR NOW: Going into the meeting Friday, we think there was a feeling that GE might alter the EPS guidance ... maybe take the high end $1.70 in EPS off the $1.55-$1.70 range. Such thinking was prompted by weak May short-cycle orders. Actually, the company didn`t officially change guidance, but management did anoint the new `consensus` that popped up over the last couple of days in the $1.58-$1.59 ballpark. Friday`s implicit message we think, was that when GE reports earnings on July 11th, the $1.70 goes. We would make a couple of observations in that regard. We think GE`s EPS forecast for 2003 has been too back-end loaded

================================================================================
   PLEASE SEE ANALYST(S) CERTIFICATION(S) ON PAGE 3 AND IMPORTANT DISCLOSURES
                              BEGINNING ON PAGE 5
================================================================================

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                                                                 LEHMAN BROTHERS
=================================================================EQUITY RESEARCH

to begin with. We said before that GE`s first-half EPS run rate on a historical pattern basis points to a full year `03 EPS of something like $1.52 rather than $1.70. We suspect that at the end of the day GE may not have been conservative enough on the economy and the short cycle performance in this year`s 2H. Now the bad actor is Plastics, but the whole short-cycle expectation, we think, may have been too aggressive from the start.

STRATEGIC REPOSITIONING COULD RESULT IN ONE-TIME GAINS, DILUTION OF NEAR-TERM OPERATING EARNINGS: Then there is the issue of the strategic changes that are under way at GE. Management targeted $1-5 billion of industrial divestitures and $5-10 billion of dispositions out of GE Capital. Not much has happened so far this year, but GE said at the meeting the plans for the year were unchanged. The divestitures are likely to be slow-growth industrial units and low-return financial businesses (mostly insurance, GE said). If that`s the case, the impact on operating results could very well be dilutive. How much? Well if GE were to sell $1.0 billion of earnings for ten times and use the proceeds to buy earnings at fifteen times, that would dilute EPS by about $0.035 cents per share. Would investors applaud such a move? Probably so, if the businesses acquired were higher growth and higher return than those that were divested.

Then there is the question of gains on these actions. The divestitures are all businesses GE has had for a while, so it`s reasonable to assume that GE could get significant EPS gains on the industrial businesses but possibly some losses on some of the financial services units. The net result of the industrial and financial dispositions is probably a meaningful gain. In the "old days," GE would use any meaningful one-time gains to book restructuring provisions. Now the rules under FASB 146 make such restructuring offsets much narrower in scope. So the point is that GE`s guidance for 2003 probably has remained wider than you would think because it might include the potential strategic moves and the associated one-time gains in the year`s 2H.

WHAT ABOUT 2004?: We estimate that in 2004 GE might have operating EPS growth in the 5-10% range, excluding the impact of the strategic changes. To begin with, GE Capital could be about half of earnings and grow at 15%...even if interest rates are tracking up. Non-Power industrial segments might grow by $0.05-$0.08, and business development could contribute $0.05. GE has indicated that pension and Power Systems might each add about $0.05 of headwind ... a total of $0.10. With regard to the new labor contract, all in it is a wash, according to management. That foots to about $0.12-$0.15 of EPS growth in 2004 off the operating base for this year. We are at $1.70 for 2004 before the impact of strategic changes. Remember, a reasonable crack at the impact to recurring earnings of the plans GE has announced is potential dilution of $0.03-$0.04 at least when we run the math. And that would be a first year phenomenon. GE would likely be able to drive margins higher in acquired businesses over time as discussed below.

BUSINESS DEVELOPMENT IS A CORE COMPETENCY: What did GE say on the business development front? Actually, little new in the big picture context.
Management emphasized that the platforms GE is building out are part of a careful process of defining growth opportunities that would be attractive businesses both near term and 5, 10 or more years down the road. Management noted again that it had identified some $175 billion of new markets, in which GE currently has $7 billion in sales. We believe that GE`s new platforms are at double-digit margins already. GE sees these businesses growing to $12 billion in 2006, with 20% margins and 15%+ROTC ... nice if they can do it. And GE will probably be adding more platforms in 2004 and 2005 as it completes the strategic divestitures. Can GE be so successful in its business development effort? Here is where we came away incrementally impressed on the positive side. GE has the capability to throw powerful resources at these businesses, including all of GE`s best practices and the global footprint, too. We also noted that GE can take these new platforms and get them in front of existing customers, for example, power plants for the Water business and hospitals for the Security business.

IMPLICATIONS FOR THE STOCK PRICE: All in, though, the Street is going to have to buy into the reality that GE probably will be diluting near-term EPS growth to some degree with this effort and taking down ROTC to somewhat, as well. The trade-off is a more attractive longer-term growth rate. Is there a precedent for the Street`s reaction to a company doing this? Actually, we think there is. Emerson has been going through this evolution for a while, and the Street has been very forgiving. Bottom line though is that we don`t think GE`s P/E would rise in the midst of this transition. Yes the organic growth rate could be seen as improving but we don`t think GE would change its fundamental long term guidance. That is, a company that can grow 10%+ through the cycle. So for a while earnings growth might define stock price upside.

DISCUSSION OF WATER, SECURITY AND HEALTHCARE IT PLATFORMS
---------------------------------------------------------

PLATFORM SUMMARY
-------------------------------------------------------------------------------------------------
PLATFORM                 2003E               GROWTH PATH TO 2006                   2006E

                                OP     MARKET          GE       ACQUI-                       OP
                   REVENUE    MARGIN   GROWTH      CAPABILITY  SITIONS    REVENUE          MARGIN
Water Technologies  $1.4      ~15%      $0.4          $0.4      $0.8       ~$3.0            20%+

Security            $1.0       16%      $0.5          $0.5     $1.0-2.0   $3.0-4.0+         20%+

Healthcare IT       $1.7       18%      $1.0          $0.5      $1.0        $4.0            25%+
-------------------------------------------------------------------------------------------------
SOURCE: GE


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                                                                 LEHMAN BROTHERS
=================================================================EQUITY RESEARCH


GE WATER TECHNOLOGIES TO BE A KEY PLATFORM IN SPECIALTY MATERIALS SEGMENT:
GE defined the on-going evolution of its Specialty Materials business from four businesses (Silicones, Quartz, Super-abrasives, Specialty Chemicals) to two multi-billion dollar platforms (Water Technologies, Advanced Materials). On the Advanced Materials side, GE is limiting investment in Super-Abrasives and Specialty Chemicals (looking to monetize Specialty Chemicals) and focusing on Silicones and Quartz as the growth areas. GE expects the acquisition of OSi Specialties (supplier of specialty silicones) to close in 3Q03 ($450 million+ in annual sales) complementing the existing Silcones business. For 2004, GE is targeting revenue from Silicones & OSi combined of $2 billion with operating profit of $300 million based on operating margin expansion from 10% for Silicones in 2003 to 15% for the combined businesses in 2004. The main focus though was on the Water Technologies platform.
Let`s take a look.

GE`s Water Technologies platform currently generates $1.4 billion in revenue. The platform was launched via the 2Q02 acquisition of Betz Dearborn`s industrial water treatment services business which is now GE Betz and has $1.1 billion in revenue. The next major building block was the 1Q03 acquisition of Osmonics which currently has $300 million in revenue.
Osmonics manufactures equipment and components for water purification and fluid filtration, separation, and handling. GE highlighted that water is integral to virtually every industrial process with industrial sites often requiring higher water quality than drinking water. Specifically GE has identified a $40 billion subsegment of the $360 billion Water & Process market as a target area with potential for 2-3X GDP organic growth, 15% ROTC, and free cash flow conversion of 150%. Our view is that this is an attractive market in general but particularly for GE because of its ability to sell to its large installed base of customers across industries and apply the GE services model to what is still a more transactions-based business.
GE is targeting revenues for the Water Technologies platform to increase from $1.4 billion in 2003 to $3.0 billion in 2006 ($400 million from GE "capability", $400 million from market growth, and $800 million from acquisitions); operating margin is targeted to go from 15% in 2003 to 20% in 2006.

SECURITY PLATFORM: FROM $0 IN 2001 TO $1 BILLION IN 2003 TO $3-4+ BILLION IN 2006: GE sizes the global security industry at $127 billion, of which GE targets the $29 billion electronics products segment. This particular segment grows at 10%+ and allows to have margins of 15%+. GE has no intention at this point to be a security services company (monitoring/guard/protection) choosing to focus on the product side. GE established its presence in the security market in 1Q02 with the acquisition of Interlogix, which we believe had annual sales of about $700 million at the time. The platform, named GE Interlogix, was augmented in 4Q02 with the acquisition of a smaller company Ion Track. In 2003, management expects the security platform to reach $1 billion sales run rate. In addition to Ion Track, GE made four other smallish acquisitions in the security space with combined sales of $100 million. Management is also counting on $160 million of organic growth in 2003. It appears that within the array of the security products, GE is especially well positioned in digital video and trace detection, which are arguably the sweetest spots of the security market right now. GE has ambitious plans to grow its security business from $1 billion in 2003 to $3-4+ billion in 2006 through a combination of overall market growth, GE`s incremental organic growth on top of the market, and acquisitions. GE noted it has about 20 potential acquisition deals in the pipeline. Longer-term operating margins could top 20%, management believes. Similar to other newly acquired businesses, GE Interlogix is benefiting from the ability to leverage GE`s huge customer base. Interlogix has also adopted GE`s voice of the customer philosophy. Management pointed to a stronger product innovation culture post-acquisition: 52 scheduled new product launches in 2003 versus 38 in 2002.

HEALTHCARE IT: GREAT CONCEPT, BUT CAN HOSPITALS AFFORD IT? Building off the already strong Medical Systems business, GE has added acquisitions within the healthcare IT sector and forged into a $25B industry segment that is expected to grow at 10-15%. GE plans to integrate its eleven acquisitions in this sector into a holistic solution that enables data to move with the patient instead of the other way around. GE estimates that revenues from Healthcare IT will be $1.7 billion in 2003, growing to $4 billion by 2006. Management also aims to increase operating margins from around 18% to 25% over the same time period. GE has shown already that it can effectively increase margins: in its first year under GE ownership Loral revenues grew 30% and profitability doubled. GE aims to own the entire information collection, transmittal and storage process with a paperless, film-less, and wireless digital solution. We believe GE has a strong customer base in the medical services market and a reputation for solid technology, but it could still be a tough sell to hospital CEO`s in the near term. Fiscal pressures from shrinking reimbursements, new patient safety requirements and overcrowded facilities have pushed a third of US hospitals into the red. Health systems are looking for ways to increase productivity and increase clinical efficacy through more accurate data, but piecemeal investments seem to be the norm. While the solutions sell makes sense from a technology standpoint, the sales force will need to create a rock-solid case for hospitals to ante up for an IT overhaul.

--------------------------------------------------------------------------------
Analyst Certification:
I, Robert Cornell, hereby certify (1) that the views expressed in this research note accurately reflect my personal views about any or all of the subject securities or issuers referred to in this note and (2) no part of my compensation was, is or will be directly or indirectly related to the specific recommendations or views expressed in this note.

                                       3
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                                                                 LEHMAN BROTHERS
=================================================================EQUITY RESEARCH

COMPANY DESCRIPTION:
GE is a diversified technology, services and manufacturing company.

COMPANY NAME:       DISCLOSURES    TICKER    PRICE (6/20)    RATING
General Electric    A,D,E          GE        30.01           2-Equal weight

RELATED TICKERS:    DISCLOSURES    TICKER    PRICE (06/19)    RATING
Emerson                            EMR       53.35            1-Overweight

OTHER TEAM MEMBERS:
Yuri Krapivin, CFA     1.212.526.5218    ykrapivi@lehman.com
Shannon O`Callaghan    1.212.526.3204    socallag@lehman.com

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
                                                                 LEHMAN BROTHERS
=================================================================EQUITY RESEARCH

IMPORTANT DISCLOSURES
---------------------

Rating and Price Target Chart:   GE

 [Graphic omitted reflecting target stock price from June 2000 to June 2003 as well as closing price and changes based on analyst ratings and changes in coverage.]


Date            Closing Price    Rating                     Price Target
-----------------------------------------------------------------------------
14-Oct-02       $24.35                                      $30.00
-----------------------------------------------------------------------------
27-Sep-02       $24.47                                      $35.00
-----------------------------------------------------------------------------
27-Sep-02       $24.47           2-Equal weight
-----------------------------------------------------------------------------
29-Aug-02       $30.35                                      $45.00
-----------------------------------------------------------------------------


Date            Closing Price    Rating                     Price Target
-----------------------------------------------------------------------------
05-Aug-02       $28.30           1-Overweight
-----------------------------------------------------------------------------
12-Oct-01       $39.00                                      $50.00
-----------------------------------------------------------------------------
14-Jul-00       $52.19                                      $67.00
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

FOR EXPLANATION OF RATINGS PLEASE REFER TO THE STOCK RATING KEYS LOCATED AT THE END OF THIS DOCUMENT

                                                                 LEHMAN BROTHERS
=================================================================EQUITY RESEARCH

IMPORTANT DISCLOSURES:
The analysts responsible for preparing this report have received compensation based upon various factors including the Firm`s total revenues, a portion of which is generated by investment banking activities.

A - Lehman Brothers Inc. and/or an affiliate managed or co-managed within the past 12 months a public offering of securities for this company.
D - Lehman Brothers Inc. and/or an affiliate has received compensation for investment banking services from the subject company within the past
    12 months.
E - Lehman Brothers Inc. and/or an affiliate expects to receive or intends to seek compensation for investment banking services from the subject company within the next 3 months.

RISKS WHICH MAY IMPEDE THE ACHIEVEMENT OF THE PRICE TARGET:
    GE: GE has noted that it needs short cycle businesses to grow in 2H02 and in 2003 to meet the double digit earnings growth target. If the economy weakens, the prospects of such earnings performance might diminish as well.

KEY TO INVESTMENT OPINIONS:

STOCK RATING
------------
1-OVERWEIGHT - The stock is expected to outperform the unweighted expected total return of the industry sector over a 12-month investment horizon. 2-EQUAL WEIGHT - The stock is expected to perform in line with the unweighted expected total return of the industry sector over a 12-month investment horizon.
3-UNDERWEIGHT - The stock is expected to underperform the unweighted expected total return of the industry sector over a 12-month investment horizon. RS-RATING SUSPENDED - The rating and target price have been suspended temporarily to comply with applicable regulations and/or firm policies in certain circumstances including when Lehman Brothers is acting in an advisory capacity on a merger or strategic transaction involving the company.

SECTOR VIEW
-----------
1-POSITIVE -  sector fundamentals/valuations are improving.
2-NEUTRAL - sector fundamentals/valuations are steady, neither improving nor deteriorating.
3-NEGATIVE -  sector fundamentals/valuations are deteriorating.

STOCK RATINGS FROM FEBRUARY 2001 TO AUGUST 5, 2002 (SECTOR VIEW DID NOT
EXIST):
This is a guide to expected total return (price performance plus dividend) relative to the total return of the stock`s local market over the next 12 months.
1-STRONG BUY - expected to outperform the market by 15 or more percentage points.
2-BUY - expected to outperform the market by 5-15 percentage points.
3-MARKET PERFORM - expected to perform in line with the market, plus or minus 5 percentage points.
4-MARKET UNDERPERFORM - expected to underperform the market by 5-15 percentage points.
5-SELL - expected to underperform the market by 15 or more percentage points.

STOCK RATINGS PRIOR TO FEBRUARY 2001 (SECTOR VIEW DID NOT EXIST):
1-BUY - expected to outperform the market by 15 or more percentage points. 2-OUTPERFORM - expected to outperform the market by 5-15 percentage points. 3-NEUTRAL - expected to perform in line with the market, plus or minus 5 percentage points.
4-UNDERPERFORM - expected to underperform the market by 5-15 percentage points.
5-SELL - expected to underperform the market by 15 or more percentage points. V-VENTURE - return over multiyear timeframe consistent with venture capital; should only be held in a well diversified portfolio.

DISTRIBUTION OF RATINGS:
Lehman Brothers Equity Research has 1526 companies under coverage.
34% have been assigned a 1-Overweight rating which, for purposes of mandatory regulatory disclosures, is classified as a Buy rating, 14% of companies with this rating are investment banking clients of the Firm.
43% have been assigned a 2-Equal weight rating which, for purposes of mandatory regulatory disclosures, is classified as a Hold rating, 5% of companies with this rating are investment banking clients of the Firm.
23% have been assigned a 3-Underweight rating which, for purposes of mandatory regulatory disclosures, is classified as a Sell rating, 25% of companies with this rating are investment banking clients of the Firm.

This material has been prepared and/or issued by Lehman Brothers Inc., member SIPC, and/or one of its affiliates ("Lehman Brothers") and has been approved by Lehman Brothers International (Europe), regulated by the Financial Services Authority, in connection with its distribution in the European
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Inc., and in Hong Kong by Lehman Brothers Asia Limited. This material is
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Singapore by Lehman Brothers Inc., Singapore Branch. This material is distributed in Korea by Lehman Brothers International (Europe) Seoul Branch. This document is for information purposes only and it should not be regarded as an offer to sell or as a solicitation of an offer to buy the securities or

                                                                 LEHMAN BROTHERS
=================================================================EQUITY RESEARCH

other instruments mentioned in it. No part of this document may be reproduced
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                                       7